UNITED STATES OF AMERICA
                  BEFORE THE SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.

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IN THE MATTER OF
NATIONAL FUEL GAS COMPANY,                           8th CERTIFICATE
SENECA INDEPENDENCE PIPELINE COMPANY,                PURSUANT TO RULE 24
NIAGARA INDEPENDENCE MARKETING COMPANY,
ET AL.
FILE NO. 70-9117
(Public Utility Holding Company Act of 1935)

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         This is to certify, pursuant to Rule 24 under the Public Utility Holding Company Act of 1935, as amended, that the transactions referred to below have been carried out in accordance with the terms and conditions of and for the purpose represented by the Declarations of National Fuel Gas Company ("National"), Seneca Independence Pipeline Company ("Seneca"), and Niagara Independence Marketing Company ("Niagara"), et al., as amended, in the above file and pursuant to the Order, dated March 13, 1998, of the Securities and Exchange Commission with respect thereto ("Order").

         The  following  exhibits  are  attached  to and  made a  part  of  this
Certificate:

         Exhibit A -       Income  Statement of Seneca for the quarter ended
                           December 31, 1999 (Confidential  Treatment  Requested
                           Pursuant to Rule 104(b)).

         Exhibit B -       Balance Sheet of Seneca as of December 31, 1999
                           (Confidential Treatment Requested Pursuant to Rule
                           104(b)).

         Exhibit C -       Income Statement of Niagara for the quarter ended
                           December 31, 1999 (Confidential Treatment Requested
                           Pursuant to Rule 104(b)).

         Exhibit D -       Balance Sheet of Niagara as of December 31, 1999
                           (Confidential Treatment Requested Pursuant to Rule
                           104(b)).

         Exhibit E -       Seneca's Allocated Share of the Profits/Losses of
                           Independence  Pipeline  Company for the quarter ended
                           December 31, 1999 (Confidential  Treatment  Requested
                           Pursuant to Rule 104(b)).

         Exhibit F -       Niagara's  Allocated Share of the  Profits/Losses
                           of DirectLink  Gas Marketing  Company for the quarter
                           ended  December  31,  1999  (Confidential   Treatment
                           Requested Pursuant to Rule 104(b)).


         IN  WITNESS  WHEREOF,  the  undersigned   companies  have  caused  this
Certificate to be executed as of this 24th day of February, 2000.

                                        NATIONAL FUEL GAS COMPANY


                                        By: /s/ J. R. Peterson
                                           ------------------------------------
                                           J. R. Peterson
                                           Assistant Secretary

                                        SENECA INDEPENDENCE PIPELINE
                                           COMPANY


                                        By:  /s/ D. J. Seeley
                                           ------------------------------------
                                           D. J. Seeley
                                           President, Secretary and Treasurer

                                        NIAGARA INDEPENDENCE MARKETING
                                           COMPANY


                                        By:  /s/ W. M. Petmecky
                                           ------------------------------------
                                           W. M. Petmecky
                                           Secretary